Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM ANNOUNCES Q1 2008 RESULTS
-- Momentum Building in Line With Strategy; Financial Platform Secured -

TEL-AVIV, Israel - April 28, 2008-- RADCOM Ltd. (RADCOM) (NASDAQ and TASE:RDCM) today announced its unaudited financial results for the first quarter ended March 31, 2008.

Revenues for the first quarter of 2008 were $4.5 million, a 40% increase compared with $3.2 million for the first quarter of 2007. On the basis of U.S. generally accepted accounting principles (GAAP), the period’s net loss was $(855,000), or $(0.05) per ordinary share (basic and diluted), including non-cash share-based compensation expense of $157,000 taken in respect of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This compares to a net loss for the first quarter of 2007 of $(2.8) million, or $(0.17) per ordinary share (basic and diluted), which included a non-cash share-based compensation expense of $126,000.

The Company is also presenting its results on a non-GAAP basis excluding share-based compensation in order to provide investors with insight into its underlying operating results. On a non-GAAP basis, RADCOM’s net loss for the first quarter of 2008 was $(698,000), or $(0.04) per ordinary share (basic and diluted). This compares to a net loss of $(2.7) million, or $(0.16) per ordinary share (basic and diluted), for the first quarter of 2007.

During the quarter, the Company completed a $2.5 million private placement transaction (PIPE), which is reflected in its balance sheet as of the report date. After the end of the quarter, the Company secured a $2.5 million venture loan.

Comments of Management

Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO, said, “We are pleased to report a period of revenue growth and strategic progress, especially in a macro environment that has entered a period of slowdown. We are encouraged by our success in increasing our revenues and sales pipeline, both of which confirm the strategies we have been following since the beginning of our turnaround plan early in Q4 2007. Unfortunately, our sales in North America were disappointing in the quarter, and our expenses continue to be impacted by the sharp decline in the shekel-dollar exchange rate. However, we are beginning to see the fruits of our investment in our growth engines, including the development of new channels in emerging markets and the marketing of our pioneering IMS solutions. We expect both of these to drive the expansion of our business throughout 2008.”

Conference Call Information

RADCOM’s management will hold an interactive conference call today, April 28th, 2008, at 9:00 AM EDT (16:00 Israel Time) to discuss the results and to answer investor and analyst questions. To participate, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

▪	From the US (toll free): (888) 642-5032

▪	From Israel (toll free): 1-800-227-297

▪	From other locations (not toll free): +972-3-918-0692

A replay of the call will be available after the call on April 28th until midnight May 5th. To access the replay, please call one of the following numbers:

▪	From the US (toll free): (888) 326-9310

▪	From Israel (not toll free): 03-925-5921

▪	From other locations (not toll free): +972-3-925-5921

The conference call will also be accessible online at www.radcom.com.

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Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the user's overall understanding of our financial performance. By excluding non-cash equity based compensation that has been expensed in accordance with SFAS 123R, our non-GAAP results provide information to both management and investors that is useful in assessing RADCOM’s core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with generally accepted accounting principles.

About RADCOM

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the Nasdaq Global Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations
(1000's of U.S. dollars, except per share data)

	Three months ended March 31,
	2008[a]	2007[b]
	(unaudited)	(unaudited)
Sales	$4,518	$3,233
Cost of sales	1,549	1,458
Gross profit	2,969	1,775

Research and development, gross	1,813	1,923
Less - royalty-bearing participation	542	450
Research and development, net	1,271	1,473

Sales and marketing	2,043	2,652
General and administrative	619	576
Total operating expenses	3,933	4,701
Operating loss	(964)	(2,926)

Financing income, net	109	119

Net loss	(855)	(2,807)

Net loss per ordinary share (basic and diluted)	$(0.05)	$(0.17)
Weighted average number of ordinary shares used in computing net loss per share (basic and diluted)	18,989,957	16,278,392

Notes:
a: The Company’s results for the first quarter of 2008 according to U.S. GAAP include non-cash share-based compensation expense of $157,000 allocated as follows: $6,000 to cost of sales, $29,000 to research and development, $48,000 to sales and marketing and $74,000 to general and administrative. Non-GAAP results for the period do not include these share-based compensation expenses.

b: The Company’s results for the first quarter of 2007 according to U.S. GAAP include non-cash share-based compensation expense of $126,000 allocated as follows: $2,000 to cost of sales, $20,000 to research and development, $48,000 to sales and marketing and $56,000 to general and administrative. Non-GAAP results for the period do not include these share-based compensation expenses.

RADCOM Ltd. Consolidated Balance Sheets (1000's of U.S. dollars)

	As of	As of
	March 31, 2008	December 31, 2007
	(unaudited)	(unaudited)
Current Assets
Cash and cash equivalents	4,550	3,763
Trade receivables, net	7,252	6,589
Inventories	2,960	3,454
Other current assets	1,551	1,150
Total Current Assets	16,313	14,956

Assets held for severance benefits	2,674	2,480

Property and equipment, net	1,291	1,460

Total Assets	20,278	18,896

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	1,243	1,392
Current deferred revenue	1,567	1,593
Other payables and accrued expenses	4,326	4,668
Total Current Liabilities	7,136	7,653

Long-Term Liabilities
Long-term deferred revenue	317	425
Liability for employees’ severance pay benefits	3,483	3,240
Total Long-Term Liabilities	3,800	3,665

Total Liabilities	10,936	11,318

Shareholders' Equity
Share capital	176	122
Additional paid-in capital	50,893	48,328
Accumulated deficit	(41,727)	(40,872)
Total Shareholders' Equity	9,342	7,578

Total Liabilities and Shareholders' Equity	20,278	18,896